SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

A.T. CROSS COMPANY
(Name of Issuer)

Class A Common Stock, $1.00 Par Value
(Title of class of securities)

227478104
(CUSIP number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[X]           Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(A fee is not being paid with this statement.)

1)           Name of Reporting Person.  Edward P. Pieroni

2)           Check the Appropriate box if a Member of a Group (See Instructions).

(a)           ☐
(b)           ☒

3)           SEC Use Only......................................

4)           Citizenship or Place of Organization.                                                                United States

Number of	(5)	Sole Voting Power: None
Shares Beneficially	(6)	Shared Voting Power: 626,000 (1,528,400 if Class B common
Owned By	stock beneficially owned is converted to Class A common stock)
Each Report-	(7)	Sole Dispositive Power: None
ing Person                                     (8)      Shared Dispositive Power: 626,000 (1,528,400 if Class B
With                                         common stock beneficially owned is converted to Class A common stock)

9)           Aggregate Amount Beneficially Owned by Each Reporting Person.   1,528,400 (assumes conversion of all outstanding Class B common stock to Class A common stock).

10)           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).                      Not applicable.

11)           Percent of Class Represented by Amount in Row 9.  12.7% (based upon
11,133,557 shares of Class A common stock outstanding and assumes conversion of all outstanding Class B common stock to Class A common stock.

12)           Type of Reporting Person (See Instructions).  IN

1)           Name of Reporting Person.  W. Russell Boss, Jr., Trust A dtd 12/27/67

2)           Check the Appropriate box if a Member of a Group (See Instructions).

(a)           ☐
(b)           ☒

3)           SEC Use Only......................................

4)           Citizenship or Place of Organization.                                                                United States

Number of	(5)	Sole Voting Power: 626,000 (1,528,400 if Class B common
Shares Beneficially	stock beneficially owned is converted to Class A common stock)
Owned By	(6)	Shared Voting Power: None
Each Reporting                            (7)   Sole Dispositive Power:  626,000 (1,528,400 if Class B
Person                                         common stock beneficially owned is converted to Class A common stock)
(8)   Shared Dispositive Power: None

9)           Aggregate Amount Beneficially Owned by Each Reporting Person.   1,528,400 (assumes conversion of all outstanding Class B common stock to Class A common stock).

10)           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).                      Not applicable.

11)           Percent of Class Represented by Amount in Row 9.  12.7% (based upon
11,133,557 shares of Class A common stock outstanding and assumes conversion of all outstanding Class B common stock to Class A common stock.

12)           Type of Reporting Person (See Instructions).  OO

Item 1(a).                Name of Issuer.
A.T. Cross Company.

Item 1(b).                Address of Issuer's Principal Executive Offices.
One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).           Name of Person Filing.

(i)	Edward P. Pieroni

(ii)	W. Russell Boss, Jr., Trust A dtd 12/27/67

Item 2(b).             Address of Principal Business Office.

(i), (ii)                      One State Street
Suite 200
Providence, RI 02908

Item 2(c).               Citizenship.
(i), (ii)                      United States.

Item 2(d).              Title of Class of Securities.
Class A common stock, $1.00 Par Value.

Item 2(e).                CUSIP Number.
227478104

Item 3.                     Not applicable.

Item 4.                      Ownership.

The securities reported on herein are held in trust by the W. Russell Boss, Jr., Trust A dtd 12/27/67 for which Edward P. Pieroni acts as a co-trustee.
(a)           Amount Beneficially Owned.

626,000 shares of Class A common stock.

902,400 shares of Class B common stock which may be acquired by conversion to Class A common stock.

(b)           Percent of Class.  The shares of common stock beneficially owned by Edward P. Pieroni as co-trustee of the W. Russell Boss, Jr., Trust A dtd 12/27/67 represent 12.7% (assuming conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock).

(c)	Number of shares of common stock as to which Edward P. Pieroni has:

(i)	sole power to vote or to direct the vote: None

(ii)	shared power to vote or to direct the vote: 626,000 (1,528,400 if all Class B shares are converted to Class A shares).

(iii)	sole power to vote or to direct the vote: None

(iv)	shared power to dispose or to direct the disposition of: 626,000 (1,528,400 if all Class B shares are converted to Class A shares).

(d)	Number of shares of common stock as to which the W. Russell Boss, Jr., Trust A dtd 12/27/67 has:

(v)	sole power to vote or to direct the vote: 626,000 (1,528,400 if all Class B shares are converted to Class A shares).

(vi)	shared power to vote or to direct the vote: None

(vii)	sole power to vote or to direct the vote: 626,000 (1,528,400 if all Class B shares are converted to Class A shares).

(viii)	shared power to dispose or to direct the disposition of: None
Item 5.                     Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 14, 2012	By:	/s/ Edward P. Pieroni
Edward P. Pieroni

W. Russell Boss, Jr., Trust A dtd 12/27/67

Date February 14, 2012	By:	/s/ Edward P. Pieroni
Edward P. Pieroni
Title Co-Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 14, 2012.

Date February 14, 2012	By:	/s/ Edward P. Pieroni
Edward P. Pieroni

W. Russell Boss, Jr., Trust A dtd 12/27/67

Date February 14, 2012	By:	/s/ Edward P. Pieroni
Edward P. Pieroni
Title Co-Trustee